



TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States


SEC MAIL
RECEIVED
PROCESSING
MAR 29 2006
WASH. D.C.
213
SECTION

27 March 2006

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. NFO Wordgroup Limited – Company no. 4122493 – Annual Report & Accounts for the year ended 31 December 2004.
2. TNS UK Limited – Company no. 3073845 – Annual Report & Accounts for the year ended 31 December 2004.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

TNS UK Limited

Report and accounts

for the year ended

31 December 2004

Reg No 3073845

0400343

TNS UK Limited

Report and accounts

For the year ended 31 December 2004

Directors, Company Secretary and Advisors

Directors	S Factor M Penford R Wooldridge
Secretary	I Portal
Auditors	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH
Registered Office	TNS Westgate London W5 1UA

TNS UK Limited

Report and accounts

For the year ended 31 December 2004

The directors present their report together with the audited financial statements of the company for the year ended 31 December 2004.

Principal activities, business review and future developments

The company's principal activity is the provision of market information services. Both the level of business and the year end financial position were satisfactory, and the directors expect that the present level of activity will be sustained for the foreseeable future.

In July 2004, the company purchased 30,000 shares from Michael Hopkins, resulting in Fieldcontrol Limited becoming a wholly owned subsidiary of the company.

The assets and business of Fieldcontrol Limited were transferred to the company on 31 July 2004 in exchange for a loan note of £94,713. The value of the assets and liabilities transferred on this date was £nil resulting in goodwill of £94,713.

With effect from 1 August 2004, the assets and business of NFO Worldgroup Limited were transferred to the company, in exchange for a loan note of £17,117,651. The value of the net assets transferred at this date was £1,905,238 resulting in goodwill of £15,212,413.

Results and dividends

The profit and loss account for the year is set out on page 7. The profit for the year after tax amounted to £5,268,000 (2003: loss £3,362,000). The directors recommend the payment of a dividend for the year of £4,000,000 (2003: £nil) leaving a retained profit of £1,268,000 (2003: loss £3,362,000), which has been transferred to reserves. The directors are satisfied with the results for the year and view the future with confidence.

Directors

The directors of the company during the year are listed below:

S P Ducat	(resigned 21 February 2005)
M Penford	
S Factor	(appointed 21 February 2005)
R Wooldridge	(appointed 6 April 2005)

Directors' interests in shares of the company

The directors during the year held the following interests in Taylor Nelson Sofres plc:

	S Ducat Number of shares	M Penford Number of shares
Ordinary shares		
At 1 January 2004	28,534	37,102
Acquired	2,500	2,000
Sold	(3,640)	-
At 31 December 2004	**27,394**	**39,102**
Savings related share options		
At 1 January 2004	10,159	10,829
Exercised/lapsed	(4,308)	-
At 31 December 2004	**5,851**	**10,829**
Executive share option plan		
At 1 January 2004	70,000	340,000
Granted	20,000	80,000
Exercised	(50,000)	(100,000)
At 31 December 2004	**40,000**	**320,000**

Creditor payment policy

Operating businesses are responsible for agreeing the terms and conditions under which business transactions with all their suppliers are conducted. It is company policy to settle the terms of payment with suppliers when agreeing the terms of each transaction, to ensure suppliers are made aware of the terms and that payments to suppliers are made in accordance with these terms, provided that the supplier is also complying with all relevant terms and conditions. The company's creditor days in 2004 were 39 days (2003 - 19 days).

Employee involvement

Company policy is to involve all employees in matters that affect, or are likely to affect, their interests. We encourage awareness of financial and economic factors that influence the company's performance. To these ends, management regularly consult staff and make financial statements available to all employees. The company operates a number of incentive schemes. These offer employees the chance to benefit directly from our performance through profit-sharing together with executive and save-as-you-earn share-option arrangements. When vacancies arise the company gives equal consideration to every applicant regardless of gender or ethnic origin whether disabled or otherwise. The company train and develop the careers of disabled employees, or employees who become disabled during their employment, according to their particular skills and aptitudes.

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The auditors' responsibilities are stated in their report on page 6.

By order of the board



I J Portal
Company Secretary
Westgate, London W5 1UA

16 March 2006

Independent auditors' report to the members of TNS UK Limited

For the year ended 31 December 2004

We have audited the financial statements which comprise the profit and loss account, balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2004 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
1 Embankment Place, London WC2N 6RH
London
16 March 2006

TNS UK Limited

Profit and Loss account

For the year ended 31 December 2004

	Notes	2004	2003
		£000	£000
Turnover - continuing activities*	2	**143,078**	117,591
Cost of sales		**(51,113)**	(41,770)
Gross profit		**91,965**	75,821
Administrative expenses		**(91,677)**	(79,283)
Operating profit/(loss)		**288**	(3,462)
Income from fixed asset investments		**5,800**	-
Operating profit/(loss) before interest and taxation		**6,088**	(3,462)
Net interest payable and similar charges	4	**(1,052)**	(161)
Profit/(loss) on ordinary activities before taxation	3	**5,036**	(3,623)
Taxation on profit/(loss) on ordinary activities	7	**232**	261
Profit/(loss) for the financial year		**5,268**	(3,362)
Dividends payable	8	**(4,000)**	-
Retained profit/(loss) for the year	18	**1,268**	(3,362)

The company has no other recognised gains or losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit/(loss) on ordinary activities before taxation and the retained profit/(loss) for the year stated above and their historical cost equivalents. There were no discontinued activities during the year (2003-£nil).

* On 1 August 2004, the company acquired substantially all of the assets and liabilities of NFO Worldgroup Ltd (NFO). Given the extent of the integration that had occurred by the end of 2004, it is not possible to accurately identify turnover and operating profit relating to the acquired business separately from the existing TNS business. For this reason, the results of NFO since acquisition have been included within continuing operations.

The notes on pages 9 to 32 form part of the financial statements.

TNS UK Limited

Balance Sheet

For the year ended 31 December 2004

	Notes	2004	2003
		£000	£000
Fixed assets			
Intangible assets	9	**19,798**	5,112
Tangible assets	10	**16,626**	15,831
Investments	11	**6,783**	6,776
		43,207	27,719
Current assets			
Stocks and work-in-progress	12	**5,160**	4,794
Debtors	13	**165,710**	80,722
Cash at bank and in hand		**501**	583
		171,371	86,099
Creditors: amounts falling due within one year	14	**(212,622)**	(113,008)
Net current liabilities		**(41,251)**	(26,909)
Total assets less current liabilities		**1,956**	810
Provisions for liabilities and charges	15	**(2,109)**	(2,231)
Net liabilities		**(153)**	(1,421)
Capital and reserves			
Share capital	17	**-**	-
Profit and loss account	18	**(153)**	(1,421)
Equity shareholders' liabilities	18	**(153)**	(1,421)

The financial statements on pages 7 to 32 were approved by the board of directors on 16 March 2006 and were signed on its behalf by:



Robin Wooldridge
Director

1 Principal accounting policies

The principal accounting policies adopted in the preparation of these accounts are set out below. They have all been applied consistently throughout the period.

Basis of accounting

The financial statements have been prepared on a going concern basis under the historical cost convention and in accordance with the Companies Act 1985 and applicable UK accounting standards. The transitional arrangements of FRS 17 'Retirement Benefits' have been adopted, which require additional disclosures in respect of retirement benefits, as set out in note 16.

Going concern

The company has net liabilities of £153,000 at 31 December 2004 (2003: net liabilities £1,421,000) and recorded a profit after tax of £5,268,000 and (2003: loss after tax of £3,362,000)

The Company has received assurances from its ultimate parent company, TNS plc that it will continue to support the Company for the foreseeable future. Accordingly, the financial statements have been prepared on a going concern basis.

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

Basis of consolidation

No consolidated accounts have been prepared as the company is a wholly owned subsidiary of Taylor Nelson Sofres plc, a company registered in England and Wales.

Foreign currencies

Monetary assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

1 Principal accounting policies (continued)

Revenue recognition

Revenue and profits on short term projects are recognised on the completion of the project. Costs incurred on these projects up to completion are included within work-in-progress. Revenue and profits on long term or continuous projects are recognised on the satisfactory completion of each phase of the project once the product has been delivered to the customer. Costs incurred on projects are included within work-in-progress until completion of each phase. Amounts invoiced to clients in advance of revenue and profits being recognised are shown as payments received on account within creditors. Provisions are made for losses on projects as soon as they are identified.

Development expenditure

Development expenditure relating to certain specific projects intended for commercial use is capitalised and amortised over the period expected to benefit.

Tangible and intangible fixed assets

Fixed assets are stated at original cost or, where appropriate, fair value when acquired, less accumulated depreciation. Depreciation is calculated to write off the cost less the estimated residual value of each asset principally on a straight-line basis over its expected useful life as follows:

Freehold Land	No depreciation
Freehold buildings	33 years
Patents, licences, other	20 years or remaining life if shorter
Software and databases	15 years or remaining life if shorter
Fixtures, fittings, equipment and motor vehicles	3 – 10 years
Development expenditure	5 years or remaining life if shorter

Goodwill

Goodwill represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. In the company's financial statements, goodwill is amortised in equal instalments over the shorter of 20 years and its useful economic life and charged to the profit and loss account. Goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time, if events or changes in circumstances indicate that the carrying value may not be recoverable.

1 Principal accounting policies (continued)

Fixed asset investments

Fixed asset investments are stated at cost less provisions for any permanent diminution in the value of investments.

Operating leases

Operating leases are charged directly to the profit and loss account on a straight-line basis over the lease term.

Stocks and work-in-progress

Stocks and work-in-progress are stated at the lower of cost and net realisable value. Cost includes direct costs incurred on incomplete client projects and an appropriate element of specifically attributable overheads.

Pension arrangements

Taylor Nelson Sofres plc operates a number of contributory pension plans. The majority of employees participate in defined contribution plans that are set up through insurance companies. Contributions are also made to personal pension plans at equivalent rates. Payments in respect of such current service contributions are charged in the financial statements as they fall due.

The group also operates defined benefit plans, which provide pensions based on final salaries. The expected cost of pensions in respect of these plans is charged to the profit and loss account so as to spread the cost of pensions over the service lives of employees in the plans. Variations from the regular cost are spread over the expected remaining service lives of current employees in the scheme. The pension cost is assessed in accordance with the advice of qualified independent actuaries.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

2 Turnover

Turnover represents the total amount invoiced by the company in respect of services to customers excluding Value Added Tax. The geographical analysis by destination is as follows:

	2004	2003
	£000	£000
United Kingdom	**92,699**	86,695
Continental Europe	**32,298**	20,128
Americas	**15,165**	9,561
Asia	**2,361**	978
Other	**555**	229
	143,078	117,591

3 Profit/(loss) on ordinary activities before taxation

Profit/(loss) on ordinary activities before taxation is stated after (charging)/crediting:

	2004	2003
	£000	£000
Depreciation / amortisation charge for the year:		
- intangible owned fixed assets	**(13)**	(13)
- tangible owned fixed assets	**(4,760)**	(4,632)
- goodwill	**(608)**	(291)
(Loss)/profit on disposal of tangible fixed assets	**(167)**	567
Auditors' remuneration for audit services	**(283)**	(118)
Property rental - operating leases	**(2,865)**	(3,169)
Property - rents receivable	**173**	949
Impairment of investments	**(70)**	(7,528)
Foreign exchange gains and losses	**(236)**	(209)

4 Interest payable/receivable

	2004	2003
	£000	£000
Interest receivable – bank	5	12
Interest receivable - fellow subsidiaries	22	5
Interest receivable – other	1	2
	28	19
Interest payable – bank	(21)	(1)
Interest payable – fellow subsidiaries	(1,057)	(96)
Interest payable - other	(2)	(83)
	(1,080)	(180)
Net interest payable	(1,052)	(161)

5 Directors' emoluments

The emoluments of the directors of the company were:

	2004	2003
	£000	£000
Aggregate emoluments	365	357
Pension contributions to defined contribution scheme	22	18
	387	375

Both directors accrue retirement benefits under group defined contribution schemes and are not accruing benefit under defined benefit schemes.

	2004	2003
	£000	£000
Highest paid director	262	243
Pension contributions for the highest paid director	16	13
	278	256

6 Employee information

The average weekly number of employees (including directors) employed by the company during the year was made up as follows:

	2004	2003
	No.	No.
Marketing	971	727
Production services	178	280
Administration	219	230
	1,368	1,237

Staff costs (including directors) comprised:

	2004	2003
	£000	£000
Wages and salaries	48,300	42,907
Social security costs	6,255	5,251
Other pension costs (see note 15)	2,363	1,921
	56,918	50,079

7 Taxation on profit on ordinary activities

	2004	2003
	£000	£000
Analysis of (credit)/charge for the year		
UK corporation tax at 30% (2003 30%)		
- current	-	-
- prior	-	(172)
Foreign tax	-	101
Total current tax	-	(71)
Deferred tax		
Origination and reversal of timing differences		
- current	**(202)**	210
- prior	**(30)**	(400)
Total deferred tax	**(232)**	(190)
Tax on profit on ordinary activities	**(232)**	(261)
Factors affecting tax charge /(credit) for the year:		
Profit/(loss) on ordinary activities before tax	**5,036**	(3,623)
Profit/(loss) on ordinary activities before tax multiplied by the standard rate of corporation tax (30%)	**1,511**	(1,087)
Capital allowances in excess of depreciation	**(244)**	(210)
Gain on disposal of property sheltered by capital losses	-	(293)
Provisions against investments	-	2,258
Group relief	**(781)**	(915)
Permanent timing differences	**(486)**	247

7 Taxation on profit on ordinary activities (continued)

Foreign tax on sale of property	-	101
Adjustments to tax charge in respects of previous periods	-	(172)
Current tax credit	-	(71)

The company benefited from the surrender of losses, resulting in a reduction to the 2004 and 2003 corporation tax charge. Such losses are surrendered to TNS UK Limited at nil cost from other companies within the Group. Deferred tax liabilities have not been discounted.

There is no un-provided deferred tax in the company (2003 nil). Deferred taxation is analysed as follows:

	Accelerated Capital Allowances	Short Term Timing Differences	Other	Total
	£000	£000	£000	£000
At 1 January 2004	(211)	(43)	198	(56)
(Credited)/charged to profit and loss account	(244)	13	-	(232)
As at 31 December 2004	**(455)**	**(30)**	**198**	**(287)**

8 Dividends

The directors propose the payment of a dividend for the year of £4,000,000 (2003: £nil).

9 Intangible fixed assets

	Goodwill	Patents	Total
	£000	£000	£000
Cost			
At 1 January 2004	**5,807**	**200**	**6,007**
Additions	15,307	-	15,507
At 31 December 2004	**21,114**	**200**	**21,314**
Amortisation			
At 1 January 2004	739	156	895
Charge for the year	608	13	621
At 31 December 2004	**1,347**	**169**	**1,516**
Net book value			
At 31 December 2004	**19,767**	**31**	**19,798**
At 31 December 2003	5,068	44	5,112

On 31 July 2004 the assets and business of Fieldcontrol Limited were transferred to the company. Goodwill of £94,713 arose on this transaction.

On 1 July 2004 the assets and business of NFO Worldgroup Limited were transferred to the company, resulting in goodwill of £15,212,413.

Goodwill is amortised over 20 years on a straight line basis.

10 Tangible fixed assets

	Buildings	Freehold land and leasehold refurbishments	Software and databases	Equipment	Total
	£000	£000	£000	£000	£000
Cost					
At 1 January 2004	2,525	3,865	6,004	14,853	27,247
Transfers in at net book value	1,037	-	446	940	2,423
Additions	-	-	687	3,104	3,791
Disposals	-	-	(410)	(1,230)	(1,640)
At 31 December 2004	**3,562**	**3,865**	**6,727**	**17,667**	**31,821**
Depreciation					
At 1 January 2004	171	987	2,746	7,512	11,416
Charge for year	288	118	1,152	3,202	4,760
Disposals	-	-	(124)	(857)	(981)
At 31 December 2004	**459**	**1,105**	**3,774**	**9,857**	**15,195**
Net book value					
At 31 December 2004	**3,103**	**2,760**	**2,953**	**7,810**	**16,626**
At 31 December 2003	2,354	2,878	3,258	7,341	15,831

Depreciation has not been charged on freehold land, which is stated at cost of £1,500,000 (2003: £1,500,000).

11 Fixed asset investments

	Interests in subsidiary undertakings
	£000
Cost	
At 1 January 2004	16,048
Acquisition of Fieldcontrol Ltd	50
Scher International Ltd additional consideration	7
Customer Satisfaction Surveys Ltd	20
At 31 December 2004	**16,125**
Amounts written off	
At 1 January 2004	(9,272)
Impairment of investments in the year:	
Fieldcontrol Ltd	(50)
Customer Satisfaction Surveys Ltd	(20)
At 31 December 2004	**(9,342)**
Net book value	
At 31 December 2004	**6,783**
At 31 December 2003	6,776

In July 2004, the company purchased 30,000 shares from Michael Hopkins for consideration of £50k, resulting in Fieldcontrol Limited becoming a wholly owned subsidiary of the company (refer note 21).

In accordance with FRS 11 'Impairment of fixed assets and goodwill', the carrying value of the fixed asset investments held in respect of a number of the company's subsidiary undertakings has been compared with their recoverable amounts represented by their value in use to the company. The discount rate used in the calculations to arrive at the valuations is 10% (2003: 9%).

11 Fixed asset investments (continued)

In the opinion of the directors the value of the interests in the group undertakings is not less than that stated in the relevant balance sheets.

Details of the principal investments in which the company holds more than 20% of the nominal value of any class of share capital, all of which is represented by ordinary shares, are as set out below.

Subsidiary undertakings	Country of incorporation	Ownership		Principal activity
		2004	2003	
TNS Field Limited (Formerly Specialist Field Resources Limited)	UK	**50%**	50%	Market information
Specialist People Resources Limited	UK	**100%**	100%	Market information
Teledynamics Ireland Ltd (Now Dormant)	Ireland	**100%**	100%	Telephone marketing & sales
Media Vision Research Ltd	UK	**100%**	100%	Video research
WHF (Southern) Ltd	UK	**100%**	100%	Mystery Shopping
Scher International Ltd	UK	**100%**	100%	Customer service advice
Customer Satisfaction Surveys Ltd	UK	**100%**	100%	Market information
TNS Media Intelligence Limited	UK	**100%**	100%	Media monitoring
Radar Research Ltd	UK	**60%**	60%	Adhoc inmarket research projects
TNS Sport Limited	UK	**100%**	100%	Advertisement monitoring
Fieldcontrol Limited	UK	**100%**	70%	Market research fieldwork
TNS Ireland Limited	UK	**100%**	100%	Market Research

11 Fixed asset investments (continued)

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

12 Stocks and work-in-progress

	2004	2003
	£000	£000
Work-in-progress	**4,553**	3,557
Finished goods	**607**	1,237
	5,160	4,794

13 Debtors

	2004	2003
	£000	£000
Trade debtors	**36,544**	27,171
Amounts owed by group undertakings *	**114,312**	41,038
Amounts owed by companies in which the group has a participating interest	**1,214**	379
Amounts recoverable on contracts	**6,953**	4,556
Deferred tax	**287**	56
Corporation tax	**412**	-
Other debtors	**2,742**	1,972
Prepayments	**3,246**	5,550
	165,710	80,722

* Amounts owed by group undertakings are receivable on demand and are interest free.

14 Creditors: amounts falling due within one year

	2004	2003
	£000	£000
Bank loans and overdrafts	**1,075**	200
Trade creditors	**7,994**	3,508
Payments received on account	**16,458**	11,891
Amounts owed to group undertakings **	**110,762**	33,952
Amounts owed to companies in which the group has a participating interest	**87**	-
Amounts owed to parent company	**43,814**	37,559
Other tax and social security	**3,982**	2,478
Other creditors	**1,674**	2,199
Accruals	**22,776**	21,221
Dividend payable	**4,000**	-
	212,622	113,008

** Amount includes a loan from NFO Worldgroup Limited of £17,117,651 which attracts interest at a rate equal to 0.5% above LIBOR.

15 Provisions for liabilities and charges

	Property Provisions	Closures	Deferred Consideration	Other	Total
	£000	£000	£000	£000	£000
At 1 January 2004	574	471	472	714	2,231
Charged to profit and loss account	834	-	-	874	1,708
Transfer from NFO Worldgroup Ltd	581	-	-	-	581
Utilised during the year	(471)	(471)	(472)	(997)	(2,411)
As at 31 December 2004	**1,518**	**-**	**-**	**591**	**2,109**

15 Provisions for liabilities and charges (continued)

The closures provision has been fully utilised following the closure of two divisions in 2004.

The property provision relates to dilapidations. The dilapidations provision will be utilised within six years.

Other provisions include £99,000 (2003: £143,000) in relation to a shortfall in funding of defined benefit pension plans and a £492,000 (2003: £417,000) redeemable points provision. This represents the value of promotional vouchers not yet redeemed and will be utilised within one year. Other provisions at 31 December 2003 included £155,000 relating to gardening leave for redundant employees. This provision was utilised in 2004.

16 Pensions and similar obligations

The total pension charge to the company for the group's defined contribution and defined benefit plans was £2,165,105 and £72,000 prior to the release of £43,000 of the pension provision (2003 defined contribution £1,890,313, defined benefit £30,508). As detailed below the remaining provision of £99,000 exists for under funding of the Taylor Nelson Sofres Pension Plan (4). Included in accruals is a balance of £183,943 in respect of the company's pension plans in the current year. The assets of all pension plans are held separately from those of the company.

a) Defined contribution plans

Taylor Nelson Sofres plc Pension Plan (1)

The Taylor Nelson Sofres plc Pension Plan (1) was established on 31 March 1992 with the Equitable Life. This plan is the group's principal pension plan. With effect from 1 June 1997 it replaced, for ongoing benefits, all plans except Pension Plan (3). It replaced Pension Plan (3) in 1998.

16 Pensions and similar obligations (continued)

The group's contributions to all defined contribution pension plans are 4% of salary below the age of 35, 6% from age 35 to below 50, and 8% for those aged 50 years and over. The retirement age for both men and women is 65.

b) Defined benefit plans

Taylor Nelson Sofres plc Pension Plan (2)
The Taylor Nelson Sofres plc Pension Plan (2) was opened to new members in 1992. This plan was closed to new members on 30 July 1994.

This plan is unfunded and managed by the Scottish Widows. Contributions are determined by an independent qualified actuary on the basis of triennial valuations using the projected unit method. The current service cost of this plan is expected to increase as members approach retirement. The most recent completed valuation was at 1 July 2003. The actuarial value of those assets at that date was £2,649,000, which represented 136% of the benefits that had accrued to members. This indicates a surplus of £704,000.

Service ceased to accrue in this plan with effect from 31 May 1997 although calculations will be based on members actual Final Pensionable Salary at date of exit. Members began to accrue benefits in Pension Plan (1) with effect from 1 June 1997.

Taylor Nelson Sofres plc Pension Plan (4)
The plan was transferred into the group on the acquisition of the MRM group of companiės. The plan is a funded defined benefit plan and is now closed to new members.

The contributions to this plan were determined with the advice of independent qualified actuaries on the basis of triennial valuations using the projected unit method. The current
service cost of this plan is expected to increase as members approach retirement. The most recent actuarial assessment was as at 1 July 2004.

The actuarial value of these assets was £1,025,000, which represented 76% of the benefits that have accrued to members. This indicated a shortfall of £332,000. The company is funding the deficit by making contributions of £6,000 per month.

16 Pensions and similar obligations (continued)

FRS 17 Disclosures

On 30 November 2000, the Accounting Standards Board introduced a new standard, FRS 17 Retirement Benefits, replacing SSAP 24 Accounting for Pension Costs. FRS 17 is fully effective for periods beginning on or after 1 January 2005, though disclosures are required in the transitional period. The third year of disclosures is set out below.

The following assumptions have been used to arrive at the FRS 17 valuations for the principal plans:

	2004	2003
	%	%
Rate of increase in salaries	**4.5**	4.5
Rate of increase for pensions in payment	**-**	-
Discount rate	**5.25**	5.4
Inflation assumption	**3.0**	3.0
Long term expected rate of return on equities	**8.00**	6.25
Long term expected rate of return on bonds and cash	**5.00**	5.25

The assets and liabilities of the pension and benefit plans at 31 December 2004 and 31 December 2003 are as shown below:

	2004	2003
	£000	£000
Equities	**291**	285
Bonds and cash	**2,900**	2,907
Market value of assets	**3,191**	3,192
Present value of liabilities	**(2,635)**	(2,684)
Surplus/(deficit) in the plans	**556**	508
Surplus restriction	**(985)**	(1,005)
Deficit	**(429)**	(497)
Related deferred tax	**129**	149
Net pension liability	**(300)**	(348)
Funding level	**121%**	119%

16 Pensions and similar obligations (continued)

The 2003 comparatives have been restated to restrict the surplus in the Taylor Nelson Sofres plc pension Plan (2) that is not considered recoverable over the relevant employee service lives.

Under FRS17, the company's profit and loss reserve would decrease from a deficit of £153,000 to a deficit of £354,000 (2003 decrease from a deficit of £1,421,000 to £1,626,000). This would decrease the company's net liabilities from £153,000 to net liabilities of £354,000 (2003 increase net liabilities from £1,421,000 to £1,626,000).

The following amounts would be recorded in the profit and loss account under FRS17:-

	2004	2003
	£000	£000
Current service cost	**-**	-
Other finance income		
Interest on liabilities	**(142)**	(138)
Expected return on assets	**119**	189
	(23)	51

The movement in the FRS 17 valuations from 31 December 2003 to 31 December 2004 would be reflected as follows if they were recorded in the accounts:

	£000	**%[1]**
Statement of total recognised gains and losses (STRGL)		
Actual less expected return on assets	**(72)**	**(2)**
Change in assumptions	**(245)**	**(9)**
Gain on scheme liabilities	**316**	**12**
	(1)	

16 Pensions and similar obligations (continued)

Movement in FRS 17 provision	£000
Previous surplus	508
Contributions	72
Service cost	-
Other finance income	(23)
Statement of total recognised gains and losses	(1)
Current surplus	556

[1]The percentage for actual less expected return on assets is expressed as a percentage of the market value of assets. The percentage for change of assumptions and gain/(loss) on scheme liabilities are expressed as a percentage of the value of liabilities.

17 Share capital

	2004	2003	**2004**	2003
	No. of shares	No. of shares	**£**	£
Authorised				
Ordinary shares of £1 each	**1,000**	1,000	**1**	1
Allotted, called up and fully paid				
At 1 January and 31 December	**1**	1	**1**	1

18 Reconciliation of movements in shareholders' funds

	Share capital	Profit and loss account	Total
	£000	£000	£000
At 1 January 2004	-	(1,421)	(1,421)
Retained profit for the year	-	1,268	1,268
At 31 December 2004	**-**	**(153)**	**(153)**

18 Reconciliation of movements in shareholders' funds (continued)

Goodwill of £61,000 has been previously eliminated against reserves and will be charged to the profit and loss account in the event of a disposal.

19 Financial commitments

a) Capital commitments

	2004	2003
	£000	£000
Contracted but not provided for	**1,119**	640

b) Lease commitments

The company had annual commitments under non-cancellable operating leases all of which related to land and buildings as follows:

	2004	2003
Operating leases which expire:		
	£000	£000
within one year	**111**	263
within two to five years	**1,013**	443
over five years	**1,554**	1,072
	2,678	1,778

20 Related party transactions

TNS UK Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, the financial statements of TNS UK Limited do not include disclosure of transactions with companies that are 90% owned within the group. TNS UK Limited has related party transactions, as defined by Financial Reporting Standard 8, as follows:

	2004	2003
	£000	£000
Net amounts due from Radar Research Limited at 31 December	**506**	507
Purchase of field work services from Field Control Limited as at 5 July / 31 December	**37**	338
Net amounts due from Field Control Limited as at 31 December	**-**	138

On 5 July 2004, TNS UK limited purchased 30,000 shares (30%) from Michael Hopkins, resulting in Fieldcontrol Limited becoming a wholly owned subsidiary of TNS UK Limited.

Radar Research Limited is 60% owned within the Group. The comparatives have been restated to include the net amounts due from Radar Research Limited.

21 Acquisitions

The goodwill arising on acquisitions in 2004 is being amortised over a 20 year period, in accordance with FRS 10 'Goodwill and Intangibles'.

(i) Acquisition of NFO Worldgroup Ltd

On 1 August 2004 TNS UK Ltd acquired substantially all of the net assets of NFO Worldgroup Ltd (NFO) for a consideration of €26,000,000. The acquisition was part of a UK business reorganisation following the acquisition of NFO Worldgroup Inc. by TNS Plc on 10 July 2003. The acquisition has been settled by an intercompany loan facility of £17,117,651. The facility will bear interest at a rate equal to 0.5% above LIBOR, such interest to be calculated quarterly and added to the amount then outstanding.

The fair value of net assets acquired was £1,905,000. Since acquisition the operations of the NFO business have been integrated into the existing TNS business. As a result it is impractical to isolate the cashflows of the NFO business.

The summarised profit and loss account for NFO Worldgroup Ltd for the prior year, and for the period from 1 January 2004 to 31 July 2004 are shown below.

Profit and loss	**Seven months ended 31 July 2004 £000**	**Twelve months ended 31 December 2003 £000**
Turnover	23,877	44,520
Operating (loss) / profit	(399)	1,602
Net Interest	5	(130)
Profit on sale of business	15,212	-
Profit on ordinary activities before taxation	**14,818**	**1,472**
Tax on profit on ordinary activities	57	(458)
Profit on ordinary activities after taxation	14,875	1,014

21 Acquisitions (continued)

Details of the assets and liabilities acquired are shown below.

	Book value
	£000
Fixed assets	
Tangible assets	2,423
Current assets	
Debtors	8,459
Work in progress	3,783
Prepayments	939
Accrued income	2,388
Cash acquired	10
Total assets	18,002
Liabilities	
Fees in advance	(3,379)
Accruals	(1,760)
Provisions	(1,618)
Cash overdraft	(9,340)
Total Liabilities	(16,097)
Share of Net assets	1,905
Goodwill	15,212
Consideration	17,117
Satisfied by:	
Intercompany funding	17,117

(ii) Other acquisitions

On 31 July 2004, the business of one of its subsidiaries, Field Control Limited, was transferred to the company. The total consideration for this acquisition was £nil. Goodwill of £94,713 arose on this transaction.

22 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements may be obtained from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.


SEC MAIL PROCESSING
RECEIVED
MAR 2 9 2006
WASH. D.C.
213
SECTION

NFO Worldgroup Limited

Report and accounts

for the year ended

31 December 2004

Reg No 4122493

NFO Worldgroup Limited

Report and accounts

For the year ended 31 December 2004

Directors, Company Secretary and Advisors

Directors	S M Factor N A G Spackman P S K Wright
Secretary	I Portal
Auditors	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH
Registered Office	TNS Westgate London W5 1UA

NFO Worldgroup Limited

Report and accounts

For the year ended 31 December 2004

	Pages

NFO Worldgroup Limited

Directors' report

For the year ended 31 December 2004

The directors present their report, together with the audited financial statements of the company for the year ended 31 December 2004.

Business review

On 1 August 2004, substantially all of assets and liabilities of NFO Worldgroup Ltd were transferred to TNS UK Ltd in exchange for a loan note of £17,117,651. The value of the net assets transferred at this date was £1,905,238 resulting in a profit on disposal of £15,212,413.

Results and dividends

The profit and loss account for the year is set out on page 6.

The profit for the year after tax is £15,261,456 (2003: £1,014,117). No dividends have been paid or proposed during the year (2003: nil).

Directors

The directors who served during the period ended 31 December 2004 were as follows:
S M Factor
N A G Spackman
E F Hoefling (resigned 2 July 2005)
P S K Wright

Directors' interest in shares of the company

None of the directors had a beneficial interest in the issued share capital of the company during the year ending 31 December 2004.

The directors' interests in Taylor Nelson Sofres Plc shares are disclosed below:

	E Hoefling Number of shares	P Wright Number of shares	S Factor Number of shares	N Spackman Number of shares
Ordinary shares				
At 1 January 2004	500	5,206	-	-
Acquired	-	43	-	-
Sold	-	(5,206)	-	-
At 31 December 2004	**500**	**43**	**-**	**-**
Savings related share options				
At 1 January 2004	10,829	4,868	-	-
Exercised/lapsed	-	-	-	-
Granted	-	-	5,981	5,981
At 31 December 2004	**10,829**	**4,868**	**5,981**	**5,981**
Executive share option plan				
At 1 January 2004	120,000	100,600	150,000	-
Granted	30,000	40,000	40,000	-
Exercised	-	-	-	-
At 31 December 2004	**150,000**	**140,600**	**190,000**	**-**

Employee involvement

Company policy is to involve all employees in matters that affect, or are likely to affect, their interests. We encourage awareness of financial and economic factors that influence the company's performance. To these ends, management regularly consult staff and make financial statements available to all employees. The company operates a number of incentive schemes. These offer employees the chance to benefit directly from our performance through profit-sharing together with executive and save-as-you-earn share-option arrangements. When vacancies arise the company gives equal consideration to every applicant regardless of gender or ethnic origin whether disabled or otherwise. The company train and develop the careers of disabled employees, or employees who become disabled during their employment, according to their particular skills and aptitudes.

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2004 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The auditors' responsibilities are stated in their report on page 5.

By order of the Board



I J Portal
Secretary

TNS
Westgate
London
W5 1UA

16 March 2006

Independent auditors' report to the members of NFO Worldgroup Limited

For the year ended 31 December 2004

We have audited the financial statements which comprise the profit and loss account and the balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2004 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

16 March 2006

Profit and loss account

For the year ended 31 December 2004

	Notes	2004 £000	2003 £000
Turnover	2	23,877	44,520
Cost of sales		(11,088)	(29,687)
Gross profit		12,789	14,833
Administrative expenses		(13,188)	(13,231)
Operating (loss) / profit	3	(399)	1,602
Profit on sale of business	18	15,212	-
Profit on ordinary activities before interest and taxation		14,813	1,602
Interest payable	7	-	(130)
Interest receivable	7	391	-
Profit on ordinary activities before taxation		15,204	1,472
Tax on profit on ordinary activities	8	57	(458)
Profit on ordinary activities after taxation	15	15,261	1,014

All results are derived from discontinued operations.

There is no difference between the profit on ordinary activities before taxation and the retained profit for the year stated above and their historical cost equivalents.

The notes on pages 8 to 15 form part of these accounts

Statement of total recognised gains and losses for the year ended 31 December 2004

	2004 £000	2003 £000
Profit for the Year	15,261	1,014
Prior Year Adjustment in Respect of Change in Revenue Recognition Policy (Note 9)	-	(732)
Total Gains and Losses Recognised Since Last Annual Report	15,261	282

NFO Worldgroup Limited

Balance Sheet

For the year ended 31 December 2004

	Notes	2004 £000	2003 £000
Fixed assets			
Tangible assets	10	-	2,834
			2,834
Current assets			
Stock and work in progress	11	-	6,616
Debtors	12	18,981	17,525
Cash at bank & in hand		-	129
		18,981	24,270
Creditors: amounts falling due within one year	13	(800)	(24,136)
Net current assets		18,181	134
Total assets less current assets		18,181	2,968
Provisions for liabilities and charges	8	-	(48)
Net assets		18,181	2,920
Capital and reserves			
Called-up share capital	14	-	-
Profit and loss account	15	18,181	2,920
Shareholders' funds – equity interests	15	18,181	2,920

The accounts on pages 6 to 15 were approved by the board of directors on 16 March 2006 and signed on its behalf by:



P S K Wright
Director

1 Principal accounting policies

The principal accounting policies adopted in the preparation of these accounts we set out below. They have all been applied consistently throughout the period.

Basis of accounting
The financial statements have been prepared on a going concern basis under the historical cost convention and in accordance with the Companies Act 1985 and applicable UK accounting standards.

Changes in accounting policies
During the prior year the company adopted a new basis of revenue recognition from the percentage completion method that was used for accounts prepared up to 31 December 2002. In line with parent company policies the completed contracts method was then adopted.

Revenue recognition

Revenue and profits on short term projects are recognised on the completion of the project. Costs incurred on these projects up to completion are included within work-in-progress. Revenue and profits on long term or continuous projects are recognised on the satisfactory completion of each phase of the project once the product has been delivered to the customer. Costs incurred on projects are included within work-in-progress until completion of each phase. Amounts invoiced to clients in advance of revenue and profits being recognised are shown as payments received on account within creditors. Provisions are made for losses on projects as soon as they are identified.

Tangible fixed assets
Tangible fixed assets are initially recorded at cost. Depreciation is provided on all tangible fixed assets, at rates calculated to write off the cost or valuation, less their estimated residual value, of each asset on a straight line basis over its expected useful life, as follows:

Leasehold land and buildings	10% straight-line basis
Office equipment	20% straight-line basis
Computers	20% straight-line basis
Motor vehicles	20% straight-line basis

Operating leases
Rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

Stocks
Stocks are stated at the lower of cost and net realisable value. Cost includes all costs incurred in bringing each product to its present location and condition. Work in progress represents unbilled completed work and is stated at the lower of cost, including production overhead plus profit attributable to that work, and net realisable value. Provision is made for loss making contracts where applicable. Net realisable value is based on estimated selling price less any further costs expected to be incurred for completion and disposal.

1 Principal accounting policies (continued)

Foreign currencies
Transactions denominated in foreign currencies are recorded at the rate of exchange at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date.

All differences are taken to the profit and loss account.

Taxation
UK corporation tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted at the balance sheet date.

Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred at the balance sheet date.

When a deferred tax asset is recognised as recoverable, it is recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rate that is expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities recognised have not been discounted.

Pensions
The company operates a defined contribution pension scheme and the pension charge represents the amounts payable by the company to the fund in respect of the period and includes payments on behalf of fellow subsidiary undertakings. Amounts paid on behalf of fellow subsidiary undertakings are recharged to the relevant company.

Cash flow statement and related party disclosures
The company is a wholly owned subsidiary of NFO Europe Verwaltungs GmbH and is included in the consolidated financial statements of the Taylor Nelson Sofres plc, its ultimate holding company. which are publicly available. Consequently the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Statement 1 (revised 1996). The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions that are part of the group.

2 Segmental Reporting

Turnover represents the total amount invoiced by the company in respect of services to customers excluding Value Added Tax. The geographical analysis by destination is as follows:

	2004	2003
	£000	£000
United Kingdom	17,936	38,665
Continental Europe	2,678	2,921
North America	3,108	2,798
Rest of the World	155	136
	23,877	44,520

3 Operating (Loss)/Profit

This is stated after charging:

	2004	2003
	£000	£000
Depreciation of tangible fixed assets - owned	558	1,124
Operating lease rentals		
- land and buildings	824	1,335
- plant and machinery	113	139
Auditors' remuneration	-	71

4 Directors Remuneration

	2004	2003
	£000	£000
Emoluments	154	222
Company contributions to money purchase pension schemes	15	23
	169	245

The number of directors who were members of money purchase pension schemes to which the company made contributions in the period was 2 (2003 – 2).

Included in the above are emoluments, excluding pension contributions, paid to:

	2004	2003
	£000	£000
Highest paid director	88	124

5 Employee information

Staff costs, including directors' remuneration were as follows:

	2004	2003
	£000	£000
Wages and salaries	9,509	18,149
Social security costs	862	1,604
Other pension costs	253	437
	10,624	20,190

5 Employee information (continued)

The average number of employees (including directors) employed by the company during the year was made up as follows:

	2004	2003
Administration	39	41
Selling	166	192
Project services	112	122
Data collection	481	557
	798	912

The full time equivalent was 310. (2003: full time equivalent = 898).

6 Pension contributions

The company operates a defined contribution pension scheme. Contributions are charged in the profit and loss account as they become payable in accordance with the rules of the scheme. The assets of the scheme are held separately from those of the company in an independently administered fund.

7 Interest payable/receivable

	2004 £000	2003 £000
Interest payable - bank	-	(130)
Interest receivable – bank	1	-
Interest receivable – fellow subsidiaries	390	-
Net interest receivable/(payable)	391	(130)

8 Tax on profit on ordinary activities

The tax (credit)/charge is based on the profit for the period and comprises:

	2004 £000	2003 £000
Analysis of (credit)/charge for the year		
UK corporation tax at 30%		
- Current	-	680
- Prior	-	
Deferred Tax		
Origination and reversal of timing differences		
- Current	(92)	(222)
- Prior	35	-
	(57)	458

8 **Tax on profit on ordinary activities (continued)**

	2004 £000	2003 £000
Factors affecting tax (credit)/charge for the year:		
Profit on ordinary activities	15,205	1,472
Profit on ordinary activities before tax multiplied by the standard rate of corporation tax (30%)	4,562	442
Capital allowances in excess of depreciation	92	205
Disallowable expenses	5	16
General provisions	-	17
Profit on transfer of the business	(4,564)	-
Group relief	(95)	-
	-	680

Deferred tax liabilities have not been discounted. The provision for deferred taxation is analysed as follows:

	2004 £000	2003 £000
Accelerated capital allowances	-	(92)
Other timing differences	9	44
Total provision for deferred tax	9	(48)

9 **Effect of changes in accounting policy**

The effect of the changes in accounting policy, in the prior year on revenue recognition which are described in Note 1 are as follows

	Year Ended 31 December 2003	
	New Accounting Policy £000	Previous Accounting Policy £000
Turnover	44,520	45,740
Operating Profit Before Interest & Taxation	1,602	1,859
Profit on Ordinary Activities before Taxation	1,472	1,729
Tax on Profit on Ordinary Activities	458	535
Profit on Ordinary Activities after Taxation	1,014	1,194

The new policy was adopted following acquisition of the Company by Taylor Nelson Sofres plc in order to align accounting policies with the new parent.

10 Tangible fixed assets

	Leasehold Improvements	Office Equipment	Computer Equipment	Motor Vehicles	Total
	£000	£000	£000	£000	£000
Cost					
At 1 January 2004	2,514	2,297	4,644	23	9,478
Additions	-	2	136	8	146
Disposals	(280)	(1,575)	(2,395)	-	(4,250)
Transferred out	(2,234)	(724)	(2,385)	(31)	(5,374)
At 31 December 2004	-	-	-	-	-
Depreciation					
At 1 January 2004	1,324	2,093	3,210	17	6,644
Charge for Year	161	22	372	4	559
Disposals	(280)	(1,575)	(2,395)	-	(4,250)
Transferred out	(1,205)	(540)	(1,187)	(21)	(2,953)
At 31 December 2004	-	-	-	-	-
Net book amount					
At 31 December 2004	-	-	-	-	-
At 31 December 2003	1,190	203	1,434	6	2,834

11 Stocks

	2004	2003
	£000	£000
Work in progress	-	6,597
Stationery Stock	-	8
Gift Vouchers	-	11
	-	6,616

12 Debtors

	2004	2003
	£000	£000
Trade debtors	-	6,882
Amounts owed by other group undertakings	18,972	6,214
Deferred Taxation	9	
Staff Loans	-	22
Prepayments & accrued income	-	4,407
	18,981	17,525

Included in the amounts owed by other group undertakings is a loan facility of £17,117,651 together with £389,000 of capitalised interest due by TNS UK Ltd. This facility is receivable on demand and shall attract interest at a rate equal to 0.5% above LIBOR.

13 Creditors: amounts falling due within one year

	2004 £000	2003 £000
Trade creditors	-	2,642
Amounts owed to group undertakings	590	13,816
UK corporation tax payable	210	210
Other tax and social security	-	983
Other creditors	-	76
Accruals and deferred income	-	235
Payments received on account	-	6,174
	800	24,136

14 Called-up share capital

	2004 £000	2003 £000
Authorised		
2,500,000 Ordinary shares of £1 each	2,500	2,500
Allotted, called-up and fully paid		
1 Ordinary shares of £1 each	1	1

15 Reconciliation of movement in shareholders' funds

	2004 £000	2003 £000
At 1 January 2004	2,920	1,905
Retained Profit for the year	15,261	1,014
At 31 December 2004	18,181	2,920

16 Contingent Liabilities

There were no contingent liabilities at either year end.

17 Commitments under operating leases

The company has entered into the following non-cancellable leases. The minimum annual rentals under the foregoing leases are as follows:

	Land and buildings		Plant and machinery	
	2004 £000	2003 £000	2004 £000	2003 £000
Operating leases which expire:				
In two to five years	-	1,421	-	181

All operating leases were transferred to TNS UK Limited on 1 August 2004.

18 Sale of business

On 1 August 2004 the company sold substantially all the assets and liabilities to TNS UK Ltd for a purchase price of €26,000,000. The sale was part of a UK business reorganisation following the acquisition of NFO Worldgroup Inc. (NFO) by TNS Plc on 4 May 2003. The acquisition has been settled by an intercompany loan facility of £17,117,651. The facility will bear interest at a rate equal to 0.5% above LIBOR, such interest to be calculated quarterly and added to the amount then outstanding. The loan is receivable on demand. The fair value of net assets sold was £1,905,000. The resulting profit on sale of the assets and liabilities is £15,212,413.

19 Ultimate parent undertaking

The ultimate parent undertaking and controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements may be obtained from the Company Secretary, Taylor Nelson Sofres plc, TNS, Westgate, London W5 1UA.

The immediate parent undertaking is NFO Europe Verwaltungs GmbH a company incorporated in Germany, whose principal place of business is at 338 Landesbergerstrasse, D-80687, Munich 21, Germany.